Exhibit 99.1

GDS Reports Third Quarter 2019 Results

Shanghai, China, November 14, 2019 — GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Financial Highlights

•                  Net revenue increased by 39.8% year-over-year (“Y-o-Y”) to RMB1,066.2 million (US$149.2 million) in the third quarter of 2019 (3Q2018: RMB762.8 million).

•                  Service revenue increased by 40.7% Y-o-Y to RMB1,058.9 million (US$148.1 million) in the third quarter of 2019 (3Q2018: RMB752.6 million).

•                  Net loss was RMB108.6 million (US$15.2 million) in the third quarter of 2019, compared with a net loss of RMB119.4 million in the third quarter of 2018.

•                  Adjusted EBITDA (non-GAAP) increased by 60.6% Y-o-Y to RMB483.7 million (US$67.7 million) in the third quarter of 2019 (3Q2018: RMB301.2 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•                  Adjusted EBITDA margin (non-GAAP) increased to 45.4% in the third quarter of 2019 (3Q2018: 39.5%).

Operating Highlights

•                      Total area committed increased by 49.8% Y-o-Y to 242,435 square meters (“sqm”) as of September 30, 2019 (September 30, 2018: 161,799 sqm).

•                      Area utilized (or revenue generating space) increased by 36.9% Y-o-Y to 137,820 sqm as of September 30, 2019 (September 30, 2018: 100,679 sqm).

•                      Area in service increased by 34.4% Y-o-Y to 198,097 sqm as of September 30, 2019 (September 30, 2018: 147,342 sqm).

•                      Commitment rate for area in service was 91.7% as of September 30, 2019 (September 30, 2018: 96.3%), and utilization rate was 69.6% as of September 30, 2019 (September 30, 2018: 68.3%).

•                      Area under construction was 84,765 sqm as of September 30, 2019 (September 30, 2018: 43,718 sqm).

•                      Pre-commitment rate for area under construction was 71.6% as of September 30, 2019 (September 30, 2018: 45.4%).

“We delivered another strong quarter across all parts of our business,” said Mr. William Huang, Chairman and Chief Executive Officer. “With more than 21,000 sqm of net additional area committed during the quarter, we are on track to achieve our sales target for the full year. We remain focused on securing land and power resources in Tier 1 markets, and continue to see success in expanding our capacity in key locations. We have further upgraded our market presence in Hong Kong, which we see as an important Tier 1 market in China. Through both organic growth and acquisition, and with the trust from our more diversified customer base, we believe we are able to sustain our advantage and strengthen the barrier to entry.”

“Our top line growth was sustained in the third quarter, posting an increase of around 40% year-over-year,” said Mr. Dan Newman, Chief Financial Officer. “Our adjusted EBITDA margin hit 45.4%, a 5.9-percentage point improvement from the same period a year ago, as a result of realizing operating leverage. We are once again raising our adjusted EBITDA guidance for 2019. On the funding side, we continue to see supportive debt environment, and at the same time, we are delighted that our cooperation with GIC, as an alternative funding solution, is progressing well.”

Third quarter 2019 Financial Results

Net revenue in the third quarter of 2019 was RMB1,066.2 million (US$149.2 million), a 39.8% increase over the third quarter of 2018 of RMB762.8 million and an 8.2% increase over the second quarter of 2019 of RMB985.2 million. Service revenue in the third quarter of 2019 was RMB1,058.9 million (US$148.1 million), a 40.7% increase over the third quarter of 2018 of RMB752.6 million and a 7.5% increase over the second quarter of 2019 of RMB985.1 million. The increase was mainly due to full quarter revenue contribution from additional area utilized in the previous quarter and the contribution from 10,713 sqm of net additional area utilized in the third quarter of 2019 which mainly related to our Shenzhen 5 (“SZ5”), Beijing 5 (“BJ5”) and Shanghai 9 (“SH9”) data centers. Revenue from IT equipment sales was RMB7.3 million (US$1.0 million), compared with RMB10.2 million in the third quarter of 2018.

Cost of revenue in the third quarter of 2019 was RMB792.0 million (US$110.8 million), a 34.0% increase over the third quarter of 2018 of RMB591.0 million and a 9.5% increase over the second quarter of 2019 of RMB723.4 million. The increase over the previous quarter was mainly due to an increase in utility cost as a result of higher area utilized, as well as an increase in depreciation and amortization costs as a result of the completion of our Shanghai 10 (“SH10”) and Beijing 4 (“BJ4”) data centers which came into service late in the second quarter of 2019, and the completion of our Shanghai 7 (“SH7”), SZ5 Phase 3 and Guangzhou 3 (“GZ3”) Phase 2 data centers which came into service during the third quarter of 2019.

Gross profit was RMB274.2 million (US$38.4 million) in the third quarter of 2019, a 59.6% increase over the third quarter of 2018 of RMB171.9 million, and a 4.8% increase over the second quarter of 2019 of RMB261.8 million. Gross profit margin was 25.7% in the third quarter of 2019, compared with 22.5% in the third quarter of 2018, and 26.6% in the second quarter of 2019. The decrease in gross profit margin over the previous quarter was primarily due to higher depreciation and amortization related to new projects coming into service, partially offset by the leverage effect realized on fixed-cost components of cost of revenue.

Adjusted Net Operating Income (“Adjusted NOI”) (non-GAAP) is defined as net loss (computed in accordance with GAAP), excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, accretion expenses for asset retirement costs, share-based compensation expenses, selling and marketing expenses, general and administrative expenses, research and development expenses, foreign currency exchange loss (gain) and others. Adjusted NOI was RMB571.0 million (US$79.9 million) in the third quarter of 2019, a 55.6% increase over the third quarter of 2018 of RMB 366.9 million, and a 9.4% increase over the second quarter of 2019 of RMB521.9 million.

Adjusted NOI margin (non-GAAP) was 53.6% in the third quarter of 2019, compared with 48.1% in the third quarter of 2018, and 53.0% in the second quarter of 2019. The increase over the previous quarter was mainly due to the leverage effect realized on fixed-cost components of cost of revenue.

Selling and marketing expenses, excluding share-based compensation expenses of RMB10.3 million (US$1.4 million), were RMB22.3 million (US$3.1 million) in the third quarter of 2019, a 0.6% increase from the third quarter of 2018 of RMB22.2 million (excluding share-based compensation of RMB7.1 million) and an 1.2% decrease from the second quarter of 2019 of RMB22.6 million (excluding share-based compensation of RMB7.2 million). The slight decrease over the previous quarter was primarily due to less sales and marketing activity.

General and administrative expenses, excluding share-based compensation expenses of RMB26.9 million (US$3.8 million) and depreciation and amortization expenses of RMB16.9 million (US$2.4 million), were RMB61.7 million (US$8.6 million) in the third quarter of 2019, a 7.6% increase over the third quarter of 2018 of RMB57.3 million (excluding share-based compensation expenses of RMB14.1 million and depreciation and amortization expenses of RMB17.8 million) and a 0.4% decrease from the second quarter of 2019 of RMB61.9 million (excluding share-based compensation of RMB16.0 million and depreciation and amortization expenses of RMB16.8 million). The slight decrease in general and administrative expenses over the previous quarter was primarily due to less travelling and general office expenses, partially offset by the higher professional expenses.

Research and development costs were RMB6.2 million (US$0.9 million) in the third quarter of 2019, compared with RMB3.3 million in the third quarter of 2018 and RMB4.2 million in the second quarter of 2019.

Net interest expenses for the third quarter of 2019 were RMB241.0 million (US$33.7 million), a 32.3% increase over the third quarter of 2018 of RMB182.2 million and an 8.6% increase over the second quarter of 2019 of RMB221.9 million. The increase over the previous quarter was mainly due to an increase of total debt to finance data center capacity expansion.

Foreign currency exchange loss for the third quarter of 2019 was RMB2.8 million (US$0.4 million), compared with a gain of RMB13.4 million in the third quarter of 2018 and a loss of RMB7.5 million in the second quarter of 2019.

Net loss in the third quarter of 2019 was RMB108.6 million (US$15.2 million), compared with a net loss of RMB119.4 million in the third quarter of 2018 and a net loss of RMB93.2 million in the second quarter of 2019.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, accretion expenses for asset retirement costs and share-based compensation expenses. Adjusted EBITDA was RMB483.7 million (US$67.7 million) in the third quarter of 2019, a 60.6% increase over the third quarter of 2018 of RMB301.2 million and a 12.9% increase over the second quarter of 2019 of RMB428.4 million.

Adjusted EBITDA margin (non-GAAP) was 45.4% in the third quarter of 2019, compared with 39.5% in the third quarter of 2018, and 43.5% in the second quarter of 2019. The increase over the previous quarter was mainly due to the leverage effect realized on fixed-cost components of cost of revenue, and the positive impact from less foreign currency exchange loss.

Basic and diluted loss per ordinary share in the third quarter of 2019 was RMB0.11 (US$0.02), compared with RMB0.12 in the third quarter of 2018, and RMB0.10 in the second quarter of 2019.

Basic and diluted loss per American Depositary Share (“ADS”) in the third quarter of 2019 was RMB0.87 (US$0.12), compared with RMB0.96 in the third quarter of 2018, and RMB0.76 in the second quarter of 2019. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed at the end of the third quarter of 2019 was 242,435 sqm, compared with 161,799 sqm at the end of the third quarter of 2018 and 220,818 sqm at the end of the second quarter of 2019, an increase of 49.8% Y-o-Y and 9.8% quarter-over-quarter (“Q-o-Q”). In the third quarter of 2019, net additional total area committed was 21,617 sqm, including significant contributions from our Beijing 6 (“BJ6”), Langfang 2 (“LF2”), Langfang 3 (“LF3”) and Zhangbei 4 (“ZB4”) data centers. The sales increase was driven primarily by booming Cloud adoption in China leading to higher demand from Cloud service providers, as well as new commitments from large Internet and financial service institution customers.

Data Center Resources

Area in service at the end of the third quarter of 2019 was 198,097 sqm, compared with 147,342 sqm at the end of the third quarter of 2018 and 180,441 sqm at the end of the second quarter of 2019, an increase of 34.4% Y-o-Y and 9.8% Q-o-Q. In the third quarter of 2019, our SH7 (6,352 sqm), SZ5 Phase 3 (7,725 sqm) and GZ3 Phase 2 (3,423 sqm) data centers came into service.

Area under construction at the end of the third quarter of 2019 was 84,765 sqm, compared with 43,718 sqm at the end of the third quarter of 2018 and 78,373 sqm at the end of the second quarter of 2019, an increase of 93.9% Y-o-Y and 8.2% Q-o-Q. In the third quarter of 2019, construction commenced on our LF3, Hong Kong 1 (“HK1”) and ZB4 data centers. LF3 is the first building on the land we purchased in Langfang, as previously disclosed. It will yield an IT area of 11,664 sqm and has been fully pre-committed. LF3 will come into service in 2H20. HK1 is our first self-developed data center in Hong Kong. We purchased the site in 2018, as previously disclosed. During the third quarter of 2019, we demolished the existing building on the site and commenced the redevelopment. HK1 will yield an IT area of 7,061 sqm and is expected to come into service in late 2022. ZB4 is the fourth build-to-suit data center which we are developing for one of our largest customers at a remote site in Hebei province. It is next to the first three(1) that are already fully operational. ZB4 will yield an IT area of around 5,000 sqm and will come into service in 1H20.

(1) We previously referred to our three existing data centers on this site using the initial letters HB. Henceforth, we will refer to all of our data centers on this site using the initial letters ZB.

Commitment rate of area in service was 91.7% at the end of the third quarter of 2019, compared with 96.3% at the end of the third quarter of 2018 and 93.7% at the end of second quarter of 2019. Pre-commitment rate of area under construction was 71.6 % at the end of the third quarter of 2019, compared with 45.4% at the end of the third quarter of 2018 and 66.1% at the end of the second quarter of 2019.

Area utilized at the end of the third quarter of 2019 was 137,820 sqm, compared with 100,679 sqm at the end of the third quarter of 2018 and 127,107 sqm at the end of the second quarter of 2019, an increase of 36.9% Y-o-Y and 8.4% Q-o-Q. Net additional area utilized was 10,713 sqm in the third quarter, which mainly came from the additional area utilized in SZ5, BJ5 and SH9 data centers.

Utilization rate of area in service was 69.6% at the end of the third quarter of 2019, compared with 68.3% at the end of the third quarter of 2018 and 70.4% at the end of the second quarter of 2019.

Liquidity

As of September 30, 2019, cash was RMB5,752.8 million (US$804.8 million). Total short-term debt was RMB1,034.6 million (US$144.8 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB916.6 million (US$128.2 million) and the current portion of finance lease and other financing obligations of RMB118.1 million (US$16.5 million). Total long-term debt was RMB14,083.0 million (US$1,970.3 million), comprised of long-term borrowings (excluding current portion) of RMB7,442.0 million (US$ 1,041.2 million), convertible bonds of RMB2,075.0 million (US$290.3 million) and the non-current portion of finance lease and other financing obligations of RMB4,565.9 million (US$638.8 million). During the third quarter of 2019, the Company obtained new debt financing and re-financing facilities of RMB1,380.3 million (US$193.1 million).

Recent Developments

New Project in Hong Kong — Hong Kong 2

The Company recently entered in to an agreement for the purchase of a second site in Hong Kong which we intend to re-develop as our Hong Kong 2 (“HK2”) data center. The site is located in Kwai Chung, a major data center hub some 17 kilometers from the center of Hong Kong. Furthermore, the HK2 site is only 150 meters from our HK1 data center which is currently under construction. The close proximity will enable us to realize investment and operating cost synergies. The initial design for HK2 envisages an IT area of around 7,000 square meters (under the existing plot ratio), similar in size to HK1. The redevelopment timeframe is about 3 years.

The Company has good visibility in to long term data center demand in Hong Kong from both its hyperscale customers and its financial institution and large enterprise customers, most of which already have well-established local operations. The addition of HK2 will enable us to further grow our market share in Hong Kong, an important Tier 1 market, and better satisfy the growing requirements of our strategic and longstanding customers.

Completion of Acquisitions

The Company has recently completed the previously announced acquisition of Guangzhou 6 (“GZ6”). GZ6 is in the same cluster as our existing Guangzhou 1 (“GZ1”), Guangzhou 2 (“GZ2”) and GZ3 data centers. It has an IT area of 6,740 sqm. It has just come into service and is 18.9% committed by customers as of today.

The Company expects to complete the previously announced acquisition of Beijing 9 (“BJ9”) by year-end. BJ9 is a fully committed and stabilized data center with an IT area of 8,029 sqm, located in the same cluster as our Beijing 1 (“BJ1”), Beijing 2 (“BJ2”) and Beijing 3 (“BJ3”) data centers.

VIE Enhancement

Due to PRC regulations that limit foreign equity ownership of entities providing value-added telecommunication services (“VATS”) to no more than 50%, and the inclusion of IDC services within the scope of VATS, GDS conducts a substantial part of its business in China through contractual arrangements among GDS (Shanghai) Investment Co., Ltd. (formerly known as “Shanghai Free Trade Zone GDS Management Co., Ltd.”, “GDS Investment Company”), two variable interest entities, or VIEs, namely Beijing Wanguo Chang’an Science & Technology Co., Ltd. (“GDS Beijing”) and Shanghai Shu’an Data Services Co., Ltd. (“GDS Shanghai”), and their shareholders. The contractual arrangements provide GDS with effective control over its VIEs and their subsidiaries, and enable GDS to receive substantially all of the economic benefits of the VIEs and their subsidiaries in consideration for the services provided to its VIEs by its wholly-owned PRC subsidiaries. Under the contractual arrangements, GDS has the right to replace the directors and shareholders of its VIEs with its own nominees at any time and an exclusive option to purchase all of the equity interest in its VIEs when permissible under PRC laws. Currently, GDS Beijing and GDS Shanghai are wholly owned by the Chairman and CEO of GDS, William Wei Huang, and by one of his relatives.

In order to enhance corporate governance and facilitate administration of its VIEs, the Board of Directors (the “Board”) of GDS has decided to approve the transfer of ownership of the 100% equity interest of GDS Beijing and GDS Shanghai from William Wei Huang and his relative to a newly established holding company, Shanghai Xinwan Enterprise Management Co., Ltd. (“Management HoldCo”), 100% of the equity interest in which will in turn be owned by a number of management personnel designated by the Board of GDS.

Initially, there will be five individual management shareholders, each holding 20% equity interest in Management HoldCo, namely Yilin Chen (SVP, Head of Product & Service), Yan Liang (SVP, Head of Operation & Delivery), Liang Chen (SVP, Head of Data Center Design), Andy Wenfeng Li (General Counsel, Compliance Officer, and Company Secretary) and Qi Wang (Head of Cloud & Network Business). In conjunction with the transfer of ownership, GDS will, through GDS Investment Company., enter into a set of contractual arrangements with Management HoldCo, its shareholders, GDS Beijing and GDS Shanghai which mirror the existing contractual arrangements with GDS Beijing and GDS Shanghai. GDS will also replace the sole director of GDS Shanghai and certain subsidiaries of GDS Beijing with a board of three directors. William Wei Huang will act as the Chairman of the board of directors of Management HoldCo, GDS Investment Company, GDS Beijing and GDS Shanghai and their subsidiaries respectively.

GDS believes that the proposed restructuring reduces risk by allocating ownership of its VIEs among a larger number of management shareholders, strengthens corporate governance with the establishment of the board of directors in the VIEs and its subsidiaries, and creates a more stable and self-sustaining ownership structure by removing reliance on a single or small number of natural persons, and placing the ownership of the VIEs within a larger number of people related to the Company with additional layer of legal entities, creating an institutional structure that is tied to the management and culture of GDS.

GDS has been advised that the proposed restructuring does not violate any applicable PRC laws or regulations and would not give rise to any material tax charges. The consolidation of the VIEs will not be affected under the relevant accounting rules.

The Board of GDS has approved the proposed restructuring. GDS has obtained all requisite consents from its lenders for the above restructuring pursuant to the relevant facility agreements and is currently proceeding with the required PRC regulatory filings and registrations for the proposed restructuring. The entire process is expected to be completed within approximately three months.

Updated Business Outlook

For the full year of 2019, the Company now expects its adjusted EBITDA to be in the range of RMB1,800 million to RMB1,820 million, increasing the low end of the previously revised guidance of RMB1,760 million by approximately 2.3% and the high end of RMB1,800 million by approximately 1.1%. The updated estimates imply an increase of 72.0% to 73.9% year-over-year in adjusted EBITDA.

The previously revised guidance for total revenues of RMB4,000 — RMB4,100 million and the original guidance for capital expenditures of RMB4,500 — RMB5,000 million for the full year of 2019 remain unchanged.

This forecast reflects the Company’s current and preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Standard Time on November 14, 2019 (9:00 PM Beijing Time on November 14, 2019) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States:	1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
Mainland China:	400-620-8038
Conference ID:	2649837

A live and archived webcast of the conference call will be available on the Company’s investor relations website at investors.gds-services.com.

A telephone replay will be available approximately two hours after the call until November 22, 2019 07:59 AM U.S. EST by dialing:

United States:	1-646-254-3697
International:	+61-2-8199-0299
Hong Kong:	+852-3051-2780
Mainland China:	400-632-2162
Replay Access Code:	2649837

Non-GAAP Disclosure

Our management and board of directors use adjusted NOI, adjusted NOI margin, adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted NOI and adjusted EBITDA can provide a useful measure of our core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, adjusted EBITDA, adjusted EBITDA margin, adjusted NOI, and adjusted NOI margin are not substitutes for net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, accretion expenses for asset retirement costs, and share-based compensation expenses, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1477 to US$1.00, the noon buying rate in effect on September 30, 2019 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect directly to all major PRC telecommunications carriers and to the largest PRC and global cloud service providers hosted by GDS in many of its facilities. The Company has an 18-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its registration statement on Form F-1, as amended. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2033-0295

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2018	As of September 30, 2019
	RMB	RMB	US$

Assets
Current assets
Cash	2,161,622	5,752,790	804,845
Accounts receivable, net of allowance for doubtful accounts	536,842	952,184	133,215
Value-added-tax (“VAT”) recoverable	163,476	247,307	34,600
Prepaid expenses and other current assets	175,456	213,731	29,902
Total current assets	3,037,396	7,166,012	1,002,562

Property and equipment, net	13,994,945	16,290,301	2,279,097
Prepaid land use rights, net	756,957	774,564	108,365
Operating lease right-of-use assets	0	469,407	65,672
Goodwill and intangible assets, net	2,234,462	2,146,466	300,302
Other non-current assets	861,483	1,156,841	161,848
Total assets	20,885,243	28,003,591	3,917,846

Liabilities, Redeemable Preferred Shares and Shareholders’ Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	1,283,320	916,596	128,236
Accounts payable	1,508,020	1,691,827	236,695
Accrued expenses and other payables	549,641	788,099	110,259
Operating lease liabilities, current	0	63,719	8,915
Finance lease and other financing obligations, current	166,898	118,050	16,516
Total current liabilities	3,507,879	3,578,291	500,621

Long-term borrowings, excluding current portion	5,203,708	7,442,030	1,041,178
Convertible bonds payable	2,004,714	2,075,014	290,305
Operating lease liabilities, non-current	0	379,789	53,134
Finance lease and other financing obligations, non-current	4,134,327	4,565,929	638,797
Other long-term liabilities	512,690	511,513	71,563
Total liabilities	15,363,318	18,552,566	2,595,598

Redeemable preferred shares	0	1,063,145	148,739

Shareholders’ equity
Ordinary shares	341	394	55
Additional paid-in capital	7,275,945	10,384,231	1,452,807
Accumulated other comprehensive loss	(139,254)	(43,217)	(6,044)
Accumulated deficit	(1,615,107)	(1,953,528)	(273,309)
Total shareholders’ equity	5,521,925	8,387,880	1,173,509
Commitments and contingencies

Total liabilities, redeemable preferred shares and shareholders’ equity	20,885,243	28,003,591	3,917,846

Note: Effective January 1, 2019, the Company adopted Accounting Standards Codification (“ASC”) 842 Leases using a modified retrospective method, under which prior period results were not retrospectively adjusted. Upon adoption, the Company recognized operating lease liabilities and right of use assets of RMB483.6 million and RMB514.0 million, respectively, and derecognized intangible assets of RMB44.6 million for operating leases, and derecognized other financing obligations and construction in progress of RMB331.9 million and RMB336.7 million, respectively, for assets under construction in build-to-suit lease arrangements on January 1, 2019.

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30, 2018	June 30, 2019	September 30, 2019		September 30, 2018	September 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenue
Service revenue	752,620	985,094	1,058,921	148,148	1,930,440	2,934,961	410,616
Equipment sales	10,201	95	7,267	1,017	32,116	8,257	1,155
Total net revenue	762,821	985,189	1,066,188	149,165	1,962,556	2,943,218	411,771
Cost of revenue	(590,956)	(723,420)	(791,963)	(110,800)	(1,530,253)	(2,195,215)	(307,122)
Gross profit	171,865	261,769	274,225	38,365	432,303	748,003	104,649

Operating expenses
Selling and marketing expenses	(29,320)	(29,805)	(32,596)	(4,560)	(78,301)	(90,233)	(12,624)
General and administrative expenses	(89,267)	(94,702)	(105,524)	(14,763)	(238,940)	(290,527)	(40,646)
Research and development expenses	(3,318)	(4,200)	(6,193)	(866)	(9,191)	(15,032)	(2,103)
Income from operations	49,960	133,062	129,912	18,176	105,871	352,211	49,276
Other income (expenses):
Net interest expenses	(182,152)	(221,906)	(241,038)	(33,722)	(434,480)	(682,061)	(95,424)
Foreign currency exchange gain (loss), net	13,420	(7,530)	(2,796)	(391)	19,979	(5,554)	(777)
Others, net	3,197	2,017	4,602	644	5,709	9,122	1,276
Loss before income taxes	(115,575)	(94,357)	(109,320)	(15,293)	(302,921)	(326,282)	(45,649)
Income tax (expenses) benefits	(3,779)	1,198	678	95	(4,436)	(12,139)	(1,698)
Net loss	(119,354)	(93,159)	(108,642)	(15,198)	(307,357)	(338,421)	(47,347)
Change in redemption value of redeemable preferred shares	0	0	0	0	0	(17,760)	(2,485)
Cumulative dividend on preferred shares	0	(12,913)	(13,386)	(1,873)	0	(26,858)	(3,758)
Net loss attributable to ordinary shareholders	(119,354)	(106,072)	(122,028)	(17,071)	(307,357)	(383,039)	(53,590)

Loss per ordinary share
Basic and diluted	(0.12)	(0.10)	(0.11)	(0.02)	(0.31)	(0.35)	(0.05)

Weighted average number of ordinary share outstanding
Basic and diluted	997,967,316	1,115,624,250	1,126,969,256	1,126,969,256	986,825,604	1,089,589,663	1,089,589,663

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2018	June 30, 2019	September 30, 2019		September 30, 2018	September 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(119,354)	(93,159)	(108,642)	(15,198)	(307,357)	(338,421)	(47,347)
Foreign currency translation adjustments, net of nil tax	26,602	47,519	29,165	4,080	58,103	96,037	13,436
Comprehensive loss	(92,752)	(45,640)	(79,477)	(11,118)	(249,254)	(242,384)	(33,911)

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30, 2018	June 30, 2019	September 30, 2019		September 30, 2018	September 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(119,354)	(93,159)	(108,642)	(15,198)	(307,357)	(338,421)	(47,347)
Depreciation and amortization	206,661	269,176	299,349	41,880	510,908	822,562	115,081
Amortization of debt issuance cost and debt discount	15,956	36,522	31,992	4,476	33,223	85,504	11,962
Share-based compensation expense	27,358	30,977	51,886	7,259	70,945	114,820	16,064
Others	(2,411)	(15,913)	(19,435)	(2,719)	(3,870)	(40,508)	(5,668)
Changes in operating assets and liabilities	(90,750)	(111,693)	(89,931)	(12,581)	(428,126)	(422,634)	(59,128)
Net cash provided by (used in) operating activities	37,460	115,910	165,219	23,117	(124,277)	221,323	30,964

Purchase of property and equipment	(965,555)	(517,034)	(1,114,350)	(155,903)	(2,596,492)	(2,460,830)	(344,283)
Payments related to acquisitions and investments	(110,556)	(22,113)	(36,090)	(5,049)	(443,850)	(63,203)	(8,842)
Net cash used in investing activities	(1,076,111)	(539,147)	(1,150,440)	(160,952)	(3,040,342)	(2,524,033)	(353,125)

Net proceeds from financing activities	1,066	(20,334)	887,546	124,171	4,613,206	5,656,923	791,431
Net cash provided by (used in) financing activities	1,066	(20,334)	887,546	124,171	4,613,206	5,656,923	791,431
Effect of exchange rate changes on cash and restricted cash	115,650	122,535	109,558	15,327	211,181	222,878	31,184

Net (decrease) increase of cash and restricted cash	(921,935)	(321,036)	11,883	1,663	1,659,768	3,577,091	500,454
Cash and restricted cash at beginning of period	4,529,303	6,170,992	5,849,956	818,439	1,947,600	2,284,748	319,648
Cash and restricted cash at end of period	3,607,368	5,849,956	5,861,839	820,102	3,607,368	5,861,839	820,102

GDS HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended				Nine months ended
	September 30, 2018	June 30, 2019	September 30, 2019		September 30, 2018	September 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(119,354)	(93,159)	(108,642)	(15,198)	(307,357)	(338,421)	(47,347)
Net interest expenses	182,152	221,906	241,038	33,722	434,480	682,061	95,424
Income tax expenses (benefits)	3,779	(1,198)	(678)	(95)	4,436	12,139	1,698
Depreciation and amortization	206,661	269,176	299,349	41,880	510,908	822,562	115,081
Accretion expenses for asset retirement costs	569	723	743	104	1,285	2,177	305
Share-based compensation expenses	27,358	30,977	51,886	7,259	70,945	114,820	16,064
Selling and marketing expenses (1)	22,206	22,610	22,330	3,124	61,860	65,270	9,132
General and administrative expenses (1)	57,319	61,898	61,676	8,629	150,595	180,664	25,275
Research and development expenses (1)	2,829	3,477	5,144	720	8,262	12,591	1,762
Foreign currency exchange loss (gain), net	(13,420)	7,530	2,796	391	(19,979)	5,554	777
Others, net	(3,197)	(2,017)	(4,602)	(644)	(5,709)	(9,122)	(1,276)
Adjusted NOI	366,902	521,923	571,040	79,892	909,726	1,550,295	216,895
Adjusted NOI margin	48.1%	53.0%	53.6%	53.6%	46.4%	52.7%	52.7%

Note 1:
Selling and marketing expenses, general and administrative expenses and research and development expenses exclude depreciation, amortization and share-based compensation expenses.

GDS HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended				Nine months ended
	September 30, 2018	June 30, 2019	September 30, 2019		September 30, 2018	September 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(119,354)	(93,159)	(108,642)	(15,198)	(307,357)	(338,421)	(47,347)
Net interest expenses	182,152	221,906	241,038	33,722	434,480	682,061	95,424
Income tax expenses (benefits)	3,779	(1,198)	(678)	(95)	4,436	12,139	1,698
Depreciation and amortization	206,661	269,176	299,349	41,880	510,908	822,562	115,081
Accretion expenses for asset retirement costs	569	723	743	104	1,285	2,177	305
Share-based compensation expenses	27,358	30,977	51,886	7,259	70,945	114,820	16,064
Adjusted EBITDA	301,165	428,425	483,696	67,672	714,697	1,295,338	181,225
Adjusted EBITDA margin	39.5%	43.5%	45.4%	45.4%	36.4%	44.0%	44.0%